Exhibit 99.1

DRAGONWAVE INC.

as the Corporation

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as the Warrant Agent

SECOND SUPPLEMENTAL WARRANT INDENTURE TO THE
WARRANT INDENTURE DATED AS OF AUGUST 1, 2014 AS AMENDED AND SUPPLEMENTED ON
SEPTEMBER 4, 2014

Dated as of February 2, 2016

THIS SECOND SUPPLEMENTAL WARRANT INDENTURE is made as of February 2, 2016

BETWEEN:

DRAGONWAVE INC. a corporation incorporated under the laws of Canada (the “Corporation”);

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company governed by the laws of Canada (the “Warrant Agent”).

WHEREAS:

The Corporation and the Warrant Agent entered into warrant indenture dated August 1, 2014, which was amended by a First Supplemental Warrant Indenture dated September 4, 2014 (collectively referred to as the “Indenture”);

A.                                    Subsection 12.1(1) of the Indenture provides for the creation of indentures supplemental to the Indenture for the purposes not inconsistent with the terms of the Indenture, provided that in the opinion of the Warrant Agent;

B.                                    The Corporation has effected the consolidation of its common shares (the “Common Shares”) on a twenty-five (old) for one (new) basis (the “Share Consolidation”);

C.                                    This second supplemental warrant indenture to the Indenture (the “Second Supplement”) has been entered into for purpose of documenting the adjustments to (i) the number of Common Shares issuable upon exercise of a Warrant, and (ii) the exercise price per Common Share payable upon exercise of the Warrants, both adjustments having been made in accordance with the provisions of Article 4 of the Indenture; as a result of the Share Consolidation;

D.                                    As a result of the Share Consolidation and the operation of Section 4.1(1) and Section 4.3 of the Indenture, as of the date hereof, 25 whole Warrants shall be exercisable to acquire one Common Share at an exercise price of $56.25 per Common Share at any time prior to 5:00 p.m. (Toronto time) on August 1, 2016;

E.                                     The foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent; and

F.                                      The Warrant Agent has agreed to enter into this Second Supplement and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to the Indenture as modified by this Second Supplement from time to time.

NOW THEREFORE THIS SECOND SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

Section 1.              To Be Read with Indenture

This Second Supplement is a “supplemental indenture” as that term is used in the Indenture. The Indenture and this Second Supplement shall be read together and all the provisions of the Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Indenture and of this Second Supplement were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Indenture.

Section 2.              Reference to the Indenture

On and after the date hereof, each reference to the Indenture, as amended by this Second Supplement, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Indenture as amended hereby. Except as specifically amended by this Second Supplement, all other terms and conditions of the Indenture shall remain in full force and unchanged.

Section 3.              Amendments

(a)           The following definition of “Warrants” in section 1.1 of the Indenture is hereby deleted and replaced as follows:

“1.1        Definitions

“Warrants” means up to 7,963,750 fully-paid Common Share purchase warrants of the Corporation created and issued hereunder and for the time being outstanding entitling registered holders thereof to acquire, upon the valid exercise thereof and subject to adjustment in certain circumstances, one twenty-fifth of a Common Share in accordance with the terms hereof, and “Warrant” means any one of them.”

(b)           The following subsection 2.2(2) of the Indenture is hereby deleted and replaced as follows:

“2.2(2)   Upon the valid exercise of the Warrants prior to the Expiry Time in accordance with Section 3.2 hereof, including payment of the Exercise Price in connection therewith, 25 Warrants shall entitle the Holder to acquire, subject to adjustment in accordance with Article 4 hereof, one Common Share.”

(c)           The following subsection 3.2(1) of the Indenture is hereby deleted and replaced as follows:

“3.2(1)   Subject always to the provisions of this Article 3 and compliance by both the Corporation and the Holder with applicable law, the Holder of any Warrant may exercise the right thereby conferred on him to acquire one Common Share (subject to adjustment pursuant to Article 4) in respect of each 25 Warrants held by surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificate(s) held by him or her, together with (i) the exercise form forming part of the Warrant Certificate (the “Exercise Form”) duly completed and executed by the Holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Warrant Agent, acting reasonably; and (ii) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to $56.25 per Common Share (the “Exercise Price”) (subject to adjustment pursuant to Article 4) multiplied by the number of Common Shares subscribed for pursuant to such Exercise Form. A Warrant Certificate with the duly completed and executed Exercise Form and payment of the applicable Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent at the Warrant Agency.”

(d)           The following subsection 3.2(7) of the Indenture is hereby deleted and replaced as follows:

“3.2(7)   Subject always to the provisions of this Article 3 and compliance by both the Corporation and the Holder with applicable law, the Holder of any Warrant represented by a DRS Statement may exercise the right thereby conferred on him to acquire one Common Share (subject to adjustment pursuant to Article 4) in respect of each 25 Warrants held by delivering to the Warrant Agent at the Warrant Agency (i) the Exercise Form duly completed and executed by the Holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Warrant Agent, acting reasonably; and (ii) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to the Exercise Price (subject to adjustment pursuant to Article 4) multiplied by the number of Common Shares subscribed for pursuant to such Exercise Form. A duly completed and executed Exercise Form and payment of the applicable Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent at the Warrant Agency.”

Section 4.              Confirmation of Indenture

The Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Indenture in all other respects.

Section 5.              References to Common Shares

For greater certainty, unless the context otherwise requires, references to “Common Shares” in the Indenture shall mean the common shares of the Corporation after giving effect to the Share Consolidation.

Section 6.              Applicable Law

This Second Supplement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflict of laws principles. Any and all disputes arising under this Second Supplement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of such Province.

Section 7.              Counterparts

This Second Supplement may be executed in several counterparts, by original, facsmile, PDF or other electronic signature, each of which when so executed is deemed to be an original and such counterparts together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Second Supplement.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(Signed) “Danny Snider”
Authorized Signing Officer

Per:	(Signed) “Charles Cuschieri”
Authorized Signing Officer

DRAGONWAVE INC.

Per:	(Signed) “Patrick Houston”
Name: Patrick Houston
Title: Chief Financial Officer